January 8, 2007

The Board of Directors
Columbia Equity Trust, Inc.
1750 H Street, N.W.
Suite 500
Washington, D.C.  20006

         Members of the Board:

         After reviewing the preliminary proxy statement filed on December 22, 2006, we have come to the conclusion that the sale of Columbia Equity Trust to JPMorgan Asset Management is another example of a REIT transaction that delivers very attractive financial benefits to the REIT's managers but does not necessarily achieve maximum value for its shareholders. As you know, our firm and funds that we advise are holders of 1.3 million shares of Columbia common stock, which represents approximately 9.4% of all shares outstanding. We are writing to express a number of serious concerns we have around the process that led to the proposed transaction. Additionally, given the complete absence of a bidding process, we urge the Board of Directors of Columbia to seek a modification of the merger agreement in order to schedule a "go-shop" period prior to the February 26, 2007 special meeting for stockholders of record as of the close of business January 16, 2007 to vote to approve the merger.

         As disclosed in the proxy, Columbia management received unsolicited expressions of interest from no fewer than four parties between October, 2005 and October, 2006, yet at no point did the company engage in substantive negotiations with any party other than JPMorgan, Columbia's most significant joint venture partner. Apparently, on August 11, 2006, the independent directors did contemplate opening up the process and "'shopping' our company to other potential bidders," but instead decided to move forward with exclusive negotiations with JPMorgan. We are not persuaded by the reasons given for this decision, such as the "complex nature" of Columbia's business and the "significant time demands already placed on our senior management team." In our experience, we have seen much larger and more complicated companies, including REITs with significant joint ventures, undertake a sale process that involved negotiations with more than one party. Furthermore, it appears that management ended up devoting a significant amount of time in August and September to negotiating "the terms and conditions of the post-transaction employment and compensation arrangements." Certainly, if management could find the time to design and negotiate their multi-dimensional and, in our view, rather creative compensation arrangements (which, as detailed on pages 31 to 36 of the proxy, would ultimately include employment contracts, signing bonuses, performance-based bonuses, and equity and profit participation in a newly created investment vehicle, among other items), management could have also helped the Board conduct a fair bidding process for the company. To accommodate


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management's time constraints, the Board could have at least orchestrated a bidding process that was limited to the four parties who had approached management with expressions of interest, but for reasons not explained in the proxy, never entered into any kind of serious negotiations with the company.

          We think the most (and perhaps only) plausible justification that was given in the proxy as to why the Board entered into a transaction without seeking bids from other parties is the relatively low termination fee of $4 million (plus up to $750,000 in merger expenses), or approximately 1.5% of the equity value. We agree that this termination fee would not, in and of itself, "constitute a significant barrier to receiving offers from other interested parties if a transaction was announced." We are not persuaded, however, that, as a result of the low termination fee, Board members or shareholders should feel assured that another party that wishes to acquire the company at a higher price will simply step forward. As a general matter, there are risks and uncertainties associated with any effort to interfere with a definitive transaction involving a public company, especially when management has a vested interest in the success of that transaction. In the case of Columbia, we are concerned that certain ambiguities with respect to the company's various joint venture agreements, specifically, how these joint ventures might be unwound or otherwise affected by a change of control, add another layer of risk and uncertainty that might deter an interested third party from moving forward with an unsolicited bid. In particular, we are concerned that JPMorgan's contractual rights as both the acquirer and a major joint venture partner of Columbia would raise a number of questions for any potential third party bidder evaluating the level of resistance it might face and its chances of winning Board support.

         Underlying our belief that Columbia shareholders could potentially derive materially greater value for their shares if the company were shopped to other parties is our view that other buyers might have synergy opportunities that do not exist in the current transaction. A third party that was already familiar with and had an operating platform in Columbia's markets would likely have no need to retain management and could also realize various cost savings at the property level. The opportunity to eliminate such costs could have a meaningful impact on the implied cap rate a synergistic buyer would ultimately be paying for the assets, even if the buyer offered Columbia materially more than $19 per share. By acquiring Columbia, a synergistic buyer might have the opportunity to acquire these D.C. area office assets at a valuation that actually represents a discount to what it might have to pay to acquire similar assets on a property by property basis.

         In our view, the independent directors erred in their decision not to insist on a broader shopping of the company. To rectify the situation, we believe the parties to the merger should permit a limited "go-shop" period, prior to asking shareholders for their approval. Such "go-shop" periods have emerged recently as a common feature of private equity transactions in which members of management have had a conflict of interest with shareholders. While we acknowledge "go-shop" periods have had a poor track record as far as generating better outcomes for shareholders, we think a "go-shop" period in this context is more likely to work as we believe potential bidders may be more interested in the underlying real estate assets of the company and less interested in preserving the company as a going concern.



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          Given the combination we have here of lucrative management compensation agreements, an acquirer that was already affiliated with the company, and the complete absence of a competitive bidding process, we are hopeful that the parties to the transaction will agree that implementing a "go-shop" period is the appropriate course of action from a fiduciary point of view. As holders of approximately 9.4% of the outstanding shares of Columbia, we currently intend to withhold our support for the proposed merger until we are satisfied that company is being sold for the highest possible price that any market participant is willing to pay for our shares. Please feel free to contact us at any time to discuss these matters further.


      Yours truly,


      Robert J. Hordon     Jason B. Dahl             Jonathan R. Spitzer
      Arnhold and S. Bleichroeder Advisers, LLC